United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

CNPJ 33.592.510/0001-54

NIRE 33.300.019.766

EXCERPT OF THE MINUTES OF THE ORDINARY

MEETING OF THE BOARD OF DIRECTORS

The Board of Directors (“Board”) met on May 26, 2022, from 8:30 am to 09:00 am, at Praia de Botafogo, 186, room 1901, Botafogo, Rio de Janeiro, RJ, and by videoconference, being present Messrs. José Luciano Duarte Penido – Chairman (“PCA”), Daniel André Stieler, Eduardo de Oliveira Rodrigues Filho, Ken Yasuhara, Lucio Azevedo, Manuel Lino Silva de Sousa Oliveira, Marcelo Gasparino da Silva, Mauro Rodrigues da Cunha, Murilo Cesar Lemos dos Santos Passos, Rachel de Oliveira Maia, Roberto da Cunha Castello Branco and Roger Allan Downey. Mr. Luiz Gustavo Gouvêa was present as Secretary of Corporate Governance at Vale S.A. (“Vale”). Thus, the Board of Directors approved the following subject: “NOMINATION COMMITTEE - Upon the favourable opinion of the Personnel, Compensation and Governance Committee, the Board unanimously approved (i) the installation of the Nomination Committee (“NC”) as June 2022; (ii) that the NC will be composed of 3 to 4 members oh the Board, with the majority of members being independent and the PCA being responsible for the coordinating the NC; (iii) the revision of de Internal Rules of the NC under the proposed terms (…).” I hereby attest that the item above reflects the decision taken by the the Board of Directors.

Rio de Janeiro, May 26, 2022.

Luiz Gustavo Gouvêa

Secretário

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: May 26, 2022		Head of Investor Relations